

Mail Stop 6010

October 3, 2008

Via Facsimile and U.S. Mail

Harold K. Fletcher
President and Director
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, NJ 07072

> **Re: Tel-Instrument Electronics Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed July 14, 2008**
> **File No. 001-31990**

Dear Mr. Fletcher:

We have reviewed your letter dated September 16, 2008 and have the following comments.   Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended March 31, 2008

General

1.   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Revenue Recognition, page 21

2.   We note your response to prior comment 4. Please address the following:

- Please revise future filings to present shipping and handling costs charged to customers as revenues. Refer to paragraph 5 of EITF 00-10.

- If shipping costs or handling costs incurred are significant and are not included in cost of sales, revise future filings to disclose the amount of such costs and the line item your income statement where they are included. Refer to paragraph 6 of EITF 00-10.

Inventories, page 22

3.   We note your response to prior comment 5. Please confirm that in future filings you will classify your inventory as current or non-current in accordance with paragraph A4 of Chapter 3 of ARB 43.

Note 6 – Accrued Expenses, page 30

4.   We note your response to prior comment 6. Please revise future filings to only accrue audit and related fees to the extent the services have been provided at your balance sheet date. Refer to AICPA TPA 5290.05 and paragraph 145 of FASB Concepts Statement No. 6.

Note 8 – Income Taxes, page 32

5.   We note your response to prior comment 7. We note that your analysis places significant weight on the potential for new contracts to generate positive income. However, it is not clear how you specifically considered the guidance of paragraph 23 of SFAS 109 as of December 31, 2007 in concluding that it was more likely than not that you would realize the $1.4 million deferred tax asset. In this regard, it also appears that your conclusion is based on the *potential* for new contracts to generate sufficient income to offset the deferred tax asset. However, as of March 31, 2008, it does not appear that you had commenced shipments under these contracts. Please provide us with additional information that

management considered in reaching its conclusion that it was more likely than not that it would realize the $1.4 million deferred tax asset. For example, explain how you were able to determine that the existing contracts will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.

6.   Further to the above, we note your response to prior comment 8. You state that you will also incorporate facts from your response to prior comment 7 in your revised disclosure. In this regard, please revise the disclosures in Critical Accounting Policies to specifically discuss the fact that management has based its judgment on the existing contracts. Discuss the status of these contracts as of the end of the period (i.e., shipments have not yet commenced) and how the Company developed its estimates for profitability on these contracts. Finally, discuss the factors that could negatively impact the ultimate realization of the expected profitability on these contracts.

Note 15 - Segment Information, page 39

7.   We note from your response to prior comment 11 that you have provided the disclosures required by SFAS 131 regarding revenues from foreign countries in footnote 12. If material, please revise future filings to disclose revenues attributed to any individual foreign country. Please refer to paragraph 38(a) of SFAS 131.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief